SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)

BOCA RESORTS, INC. ______________________________________________________________________________ (Name of Issuer)

Shares of Class A Common Stock, par value $0.01 per share ______________________________________________________________________________ (Title of Class of Securities)

09688T106 ______________________________________________________________________________ (CUSIP Number)

December 31, 2001 ______________________________________________________________________________ (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

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CUSIP No. 09688T106	13G/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Blavin & Company, Inc. (Tax ID: 061433471)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,287,850
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,287,850
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,287,850
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.2% **
12		TYPE OF REPORTING PERSON* CO

          *SEE INSTRUCTIONS BEFORE FILLING OUT

         **SEE ITEM 4(b).

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CUSIP No. 09688T106	13G/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Paul W. Blavin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,287,850
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,287,850
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,287,850
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.2% **
12		TYPE OF REPORTING PERSON* IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT

         **SEE ITEM 4(b).

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SCHEDULE 13G/A

          The Schedule 13G (the "Schedule 13G") relating to shares of Class A Common Stock of Boca Resorts, Inc., a Delaware corporation (the "Issuer"), filed with the Securities and Exchange Commission on February 7, 2001 by Blavin & Company, Inc., a Delaware corporation ("BCI"), and Mr. Paul W. Blavin, the principal of BCI, is hereby amended as set forth below.

          This Schedule 13G relates to shares of Class A Common Stock of the Issuer purchased by BCI for the account of four institutional clients for which BCI acts as investment advisor.

Item 4	Ownership.
(a) BCI and Mr. Blavin are the beneficial owners of 1,287,850 shares of Class A Common Stock.
(b)

BCI and Mr. Blavin are the beneficial owners of 3.2% of the outstanding shares of Class A Common Stock. This percentage is determined by dividing 1,287,850 by 39,446,610, the number of shares of Class A Common Stock issued and outstanding on November 9, 2001, as reported in the Issuer's quarterly report on Form 10-Q filed November 9, 2001.

(c)

BCI has the sole power to vote and dispose of the 1,287,850 shares of Class A Common Stock beneficially owned by it. As the principal of BCI, Mr. Blavin may direct the vote and disposition of the 1,287,850 shares of Class A Common Stock beneficially owned by BCI.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1
Joint Filing Agreement dated January 24, 2001, between BCI and Paul W. Blavin.

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SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:   February 8, 2002

BLAVIN & COMPANY, INC.
By:	/s/ Paul W. Blavin ________________________________ Paul W. Blavin Chief Executive Officer

/s/ Paul W. Blavin _______________________________________ Paul W. Blavin

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